Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2026
Smart Digital Group Limited
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares of Smart Digital Group Limited effective at the opening of the trading session on July 23, 2026.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to its regulatory authority under Listing Rule IM 5101-4. The Company was notified of the Staff determination on June 17, 2026.
The Company did not appeal Staff's Delist Determination Letter.
The Company ordinary shares were suspended on June 26, 2026. The
Staff determination to delist the Company ordinary shares became final on June 26, 2026.